Exhibit (a)(5)

BLACKROCK MUNICIPAL CREDIT ALPHA PORTFOLIO, INC.

Supplement dated August 20, 2025 to the

Prospectus of

BlackRock Municipal Credit Alpha Portfolio, Inc.,

dated March 26, 2025, as amended June 2, 2025

This supplement amends certain information in the Prospectus of BlackRock Municipal Credit Alpha Portfolio, Inc. (the “Fund”), dated March 26, 2025, as amended June 2, 2025. Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

The Prospectus is supplemented as follows:

Tender Offer

On August 20, 2025, the Fund will commence a tender offer to purchase up to 50% of its outstanding shares of common stock (“Shares”) at a price per share equal to the Fund’s net asset value (“NAV”) per Share as determined as of the close of the regular trading session of the New York Stock Exchange on September 19, 2025 (the “Tender Offer”). The Tender Offer will expire at 4:00 p.m., Eastern Time, on September 19, 2025, unless otherwise extended.

If the Tender Offer is oversubscribed, the Fund will purchase Shares from tendering shareholders on a pro rata basis, with the result that shareholders may only be able to have a portion of their Shares purchased. Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s Shares tendered in the Tender Offer. Payment for Shares tendered and accepted is expected to be made within approximately five business days after the expiration date of the Tender Offer.

The terms and conditions of the Tender Offer will be set forth in an Offer to Purchase, a related Letter of Transmittal, and related documents, which will be distributed to the Fund’s common shareholders. COMMON SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS, INCLUDING THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY ARE FILED AND BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

Repurchase Offer Amounts

The second sentence of the section entitled “Interval Fund/Repurchase Offers” on the cover page of the Prospectus and the second sentence of the section entitled “Prospectus Summary — Periodic Repurchase Offers” is deleted and replaced with the following:

The Fund’s Board of Directors (the “Board,” and each of the directors on the Board, a “Director”) has approved a quarterly repurchase offer amount of 7.5% of outstanding Shares at NAV for the Fund’s quarterly repurchase offers through the end of 2026.

The third sentence of the section entitled “PERIODIC REPURCHASE OFFERS – Determination of Repurchase Offer Amount” is deleted and replaced with the following:

The Board has approved a quarterly repurchase offer amount of 7.5% of outstanding Shares at NAV for the Fund’s quarterly repurchase offers through the end of 2026.

Investment Strategy

The following sentence is added to the end of the second paragraph of the section entitled “Investment Strategy (continued)” on the cover page of the Prospectus, the end of the third paragraph of the section entitled “Prospectus Summary — Investment Policies” and the end of the fifth paragraph of the section entitled “THE FUND’S INVESTMENTS — Investment Objective and Policies”:

For temporary periods due to market conditions or to ensure sufficient liquidity for repurchase or tender offers, the Fund may invest less than 75% of its assets in such municipal bonds.

The second sentence of the section entitled “USE OF PROCEEDS” is deleted and replaced with the following:

It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds in accordance with its investment objective and policies within approximately six months after receipt of the proceeds, depending on the amount and timing of the proceeds available to the Fund as well as the availability of appropriate investments consistent with the Fund’s investment objective and policies (for example, while the Advisor anticipates allocating a majority of its assets to Municipal Bonds (as defined below), there may be limited availability of such investments during the six-month period after receipt of proceeds).

Investors should retain this supplement for future reference.